ALKALI PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	1,756,562
Accounts receivable		95,000
Fixed assets (net)		-
Total assets	$	1,851,562

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued expenses and other payables	$	388,338
Deferred revenue		109,000
Total liabilities		497,338
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		1,354,224
Total liabilities and member's equity	$	1,851,562